ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

Telephone 703-964-8000

‘CORRESP’

October 25, 2005

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steven Jacobs, Accounting Branch Chief Mail Stop 4561
Rachel Zablow, Staff Accountant

Re:	IceWEB, Inc. (the “Company”)

Form 10-KSB for the year ended September 30, 2004

Form 10-QSB for the quarter ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

File No. 0-27865

Ladies and Gentlemen:

The Company is in receipt of the Staff’s letter of comment dated October 19, 2005 on the above-captioned filings. In response to such comments, we would like to provide you with the following information:

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10-Acquisitions, page 28

With respect to comment 1:

It is the Company position that accounting policies should be constantly applied. If we change our accounting for intangible customer contracts or customer relationships at the date of acquisition, the total dollar value of subsequent payments is only relevant as a method for amortizing the intangible booked at the date of acquisition. The schedules attached to our previous response consist of all revenue received from all existing customers of Iplicity and DevElements at the date of acquisition. We are proposing valuing these customer relationships by applying the excess price over any other assets acquired to the intangibles. Therefore, if the total revenue flow from existing customers is less than the intangible value, the methodology for amortization would still be determined by the ratio of revenue flow whether it is greater than 1 to 1 or less than 1 to 1.

With respect to comment 2:

The Seven Corporation’s annual revenue is more than 15 times greater than the $108,000 that we are proposing to capitalize for intangible customer relationships. The acquisition occurred in June 2003. Therefore, we are proposing a deduction for amortization in full in FY 2003-2004 which effectively is amortizing it over a 15 month period. Amortizing this intangible over a longer period would, in our opinion, be insignificant.

With respect to comment 3:

We will file Item 4.02 Form 8-K when we have a clear understanding of the required adjustments to our previous filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently responds to the Staff’s comments. We appreciate the Staff’s prompt review of this correspondence and we will contact the Staff within the next few days to ascertain if there remain any open issues regarding this response

Sincerely,

/s/ John R. Signorello

John R. Signorello

Chairman and CEO